

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 23, 2008

Via U.S. Mail and Facsimile

Mr. Frank M. Semple
President and Chief Executive Officer
Markwest Energy Partners, L.P.
1515 Arapahoe Street, Tower 2, Suite 700
Denver, CO 80202

> **Re: Markwest Energy Partners, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-31239**

Dear Mr. Semple:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 4

1.   You disclose on page 6 that you sell the purchased and retained NGLs to Targa Resources Partners, L.P. under a long-term contract, and that such sales represent 31.8% of the Partnership's consolidated revenue in 2007. You also disclose that ONEOK,

accounting for 14.8% of consolidated revenue in 2007, was also significant to the Partnership's consolidated revenues. In an appropriate place in your filing, discuss the material terms of the contracts or arrangements with each of Targa and ONEOK. File your agreements with these two customers, or tell us why they do not need to be filed.

Recent Developments, page 4

2.	You state that "As a result of the merger, the Company is a wholly owned subsidiary of the Partnership." You further state that "As a result of the merger and redemption, the Company owns approximately 31% of the Partnership." Please explain how this latter sentence is depicted in the organization chart relating to "Ownership Structure—Post Merger."

Definitive Proxy filed April 29, 2008

General

3.	Please confirm in writing that you will comply with the following comment relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Decisions for 2007, page 36

4.	Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2007. For example, you provide little, if any, of your specific company and/or individual goals and objectives that otherwise would not apply to any company. Provide your primary financial objectives, base-plan goals, stretch performance levels, and certain operational targets (collectively "targets") in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels for 2007. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards. For example, quantify the targets used in determining compensation, such as the Partnership's distributable cash flow and MarkWest Hydrocarbon's operating cash flow used in determining incentive compensation. See Item 402(b)(1) of Regulation S-K.

	If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Liquidity and Capital Resources, page 59

5.   You state that you believe that it will be necessary to raise additional capital in order to finance incremental growth projects beyond those that are currently approved by the board. Please explain in better detail the nature of the "incremental growth projects," the amount of additional capital you believe you will need to raise, and how and when you will raise such capital.

Item 4.   Controls and Procedures, page 69

6.   We note your disclosure that except as described above, there were no other changes to your internal controls over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.   Please modify to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 6. Exhibits, page 73

7.   We note that you recently filed a request for confidential treatment in connection with your 10-Q filed November 10, 2008. Please note that any comments issued regarding your request for confidential treatment will be issued by separate cover.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
D. Brown